UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 9, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____              Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 9, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: July 9, 2012
12-30-TR

Teck Announces Temporary Withdrawal of
Quebrada Blanca Phase 2 SEIA Application

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that it has temporarily withdrawn the Social and Environmental Impact Assessment ("SEIA") application for the Quebrada Blanca Phase 2 project. Teck is in the process of reviewing comments by the regulators, after which the application will be resubmitted.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements include statements regarding Teck’s plans to resubmit the Supplemental Environmental Impact Statement for the Quebrada Blanca Phase 2 project and the timing of the resubmittal. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual result to be materially different from any future result expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unanticipated changes in legislation or Government policy, difficulties or delays in completing environmental studies, or other unanticipated events.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.www.teck.com.

Media Contact:
Marcia Smith
SVP, Sustainability and External Affairs
Tel.: 604.699.4616
E-mail: marcia.smith@teck.com

Investor Contact:
Greg Waller
VP, Investor Relations & Strategic Analysis
Tel.:604.699.4014
E-mail: greg.waller@teck.com